Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Georgia-Pacific Corporation

at

$48.00 Net Per Share

Pursuant to the Offer to Purchase

Dated November 17, 2005

by

Koch Forest Products, Inc.

an indirect wholly-owned subsidiary of

Koch Industries, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, DECEMBER 15, 2005, UNLESS THE OFFER IS EXTENDED.

November 17, 2005

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), and Koch Industries have appointed Citigroup Global Markets Inc. to act as Dealer Manager in connection with the offer to purchase all outstanding shares of common stock, par value $.80 per share (the “Shares”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at $48.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated November 17, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1. Offer to Purchase dated November 17, 2005;

2. Letter of Transmittal to be used by shareholders of Georgia-Pacific in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used);

3. The Letter to Shareholders of Georgia-Pacific from the Chairman of the Board of Directors and Chief Executive Officer of Georgia-Pacific accompanied by Georgia-Pacific’s Solicitation/Recommendation Statement on Schedule 14D-9;

4. A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

5. Notice of Guaranteed Delivery with respect to the Shares;

6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

7. Return envelope addressed to Mellon Investor Services LLC (the “Depositary”).

The Offer is conditioned upon, among other things, (i) there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares which, together with any Shares then owned by Koch Industries and its subsidiaries, in the aggregate, represents at least a majority of the Shares outstanding on a fully diluted basis and no less than a majority of the voting power of the outstanding shares of capital stock of Georgia-Pacific entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully diluted basis, (ii) the expiration or termination of any applicable waiting period under the HSR Act (as defined in the Offer to Purchase), (iii) the European Commission having issued a decision pursuant to the EC Merger Regulation (as defined in the Offer to Purchase) declaring the transactions contemplated by the Merger Agreement to be compatible with the Common Market (or compatibility being deemed under the EC Merger Regulation), (iv) satisfaction of certain other conditions related to non-U.S. competition law matters, and (v) satisfaction of other conditions as set forth in Section 14—“Certain Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, December 15, 2005, unless extended.

The board of directors of Georgia-Pacific has unanimously determined that the Offer and the Merger (as defined below) are fair to and in the best interests of Georgia-Pacific and its shareholders, approved, adopted and declared advisable the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer, and recommended that holders of Shares accept the Offer and tender their Shares in the Offer.

The Offer is being made according to the Agreement and Plan of Merger, dated as of November 13, 2005 (the “Merger Agreement”), by and among Koch Industries, the Purchaser and Georgia-Pacific under which, following the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Georgia-Pacific with Georgia-Pacific surviving the merger as an indirect wholly-owned subsidiary of Koch Industries (the “Merger”). As of the effective time of the Merger, each outstanding Share (other than Shares owned by Georgia-Pacific as treasury stock and any Shares owned by Koch Industries, the Purchaser or any other wholly-owned subsidiary of Koch Industries or by shareholders, if any, who are entitled to and properly exercise dissenters’ rights under Georgia law) will be converted into the right to receive the price per Share paid in the Offer, payable to the holder in cash, without interest thereon, as set forth in the Merger Agreement and as described in the Offer to Purchase. The Merger Agreement provides that the Purchaser may assign any or all of its rights and obligations (including the right to purchase Shares in the Offer) to Koch Industries, or to one or more direct or indirect wholly-owned subsidiaries of Koch Industries.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor Koch Industries will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Dealer Manager at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to Georgeson Shareholder Communications Inc., the Information Agent, at the address appearing on the back page of the Offer to Purchase.

Very truly yours,

Citigroup Global Markets Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, KOCH INDUSTRIES, THE DEPOSITARY, THE DEALER MANAGER OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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